Exhibit 95

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when the MSHA believes that conditions pose a hazard to persons, MSHA may issue an order requiring removal of persons from the area of the mine affected by the condition until the hazards are correction. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation.

The table below reflects citations and orders issued by MSHA during the three months ended March 31, 2017.

Mining Operating Name MSHA Identification Number	Section 104S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed	Total Number Of Mining Related Fatalities	Received Notice of Pattern of Violations Under 104(3)	Received Notice of Potential to Have Pattern of Violations Under Sections 104(3)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
26-01871	—	—	—	—	—	$114	—	No	No	No	—	—
26-02771	—	—	—	—	—	$—	—	No	No	No	—	—